UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of: January 2007

Commission File Number 0-20420

CALCITECH LTD.

(Translation of Registrant’s Name in English)

10 route de l’aeroport

1215 Geneva Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _________________

On January 24, 2007, CalciTech Ltd. (the “Company”) issued the press release attached as Exhibit 99.1 reporting the Board of Directors’ decision to extend the maturity date of its $0.50 warrants from January 25, 2007 to February 25, 2007.

Exhibit No.	Description
99.1	Press release dated January 24, 2007, titled “CalciTech Extends Warrants”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALCITECH LTD.
(Registrant)

Date: January 24, 2007	By: /s/ Roger A. Leopard
Roger A. Leopard
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated January 24, 2007 titled “CalciTech Extends Warrants”

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